EXHIBIT 99.1


                                POWER OF ATTORNEY


The undersigned:

the private company with limited liability FOURCAR B.V., with corporate seat in Amsterdam and principle place of business in Amsterdam, Overschiestraat 184 P. Autumn, (hereinafter to be referred to as "the Company") in the present matter represented by:

Jacques Bruno Badin, living in Amsterdam acting as the Managing Director of the Company.

Herewith grants Power of Attorney:

to Mr. Yves Sisteron to make an offering and to sell on behalf of the undersigned up to 21,191,301 shares of the Common Stock of Price Costco, Inc.,

for the price and under the conditions as the holder of this Power of Attorney may consider appropriate, and in that respect to file any documentation, to sign any agreement, to deliver any stock certificate and generally, to do all things required or necessary in connection with the foregoing.

Thus signed in 14 June 1996
on ________________________


/s/ Jacques Badin